Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Accenture plc:
We consent to the use of our report dated October 30, 2012, with respect to the Consolidated Balance Sheets of Accenture plc as of August 31, 2012 and 2011, and the Consolidated Statements of Income, Shareholders’ Equity and Comprehensive Income, and Cash Flows for each of the years in the three-year period ended August 31, 2012, and the effectiveness of internal control over financial reporting as of August 31, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Chicago, Illinois
April 25, 2013